UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934

                         (Amendment No. _____________)*


                                 ImageMax, Inc.
                    ------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
                    ------------------------------------------
                         (Title of Class of Securities)


                                   45245V 10 1
                    ------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

-------------------------
CUSIP No.  45245V 10 1
-------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      |
      |           Bruce M. Gillis
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        U.S.A.
--------------------------------------------------------------------------------
                                   |  5  |   SOLE VOTING POWER
                                   |     |
                                   |     |        295,448
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  6  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |
            WITH                   |-----|--------------------------------------
                                   |  7  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        295,448
                                   |-----|--------------------------------------
                                   |  8  |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |
--------------------------------------------------------------------------------
9   |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     295,448
--------------------------------------------------------------------------------
10  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
--------------------------------------------------------------------------------
11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    |     5.3%
    |
--------------------------------------------------------------------------------
12  |    TYPE OF REPORTING PERSON*
    |      IN
    |
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:

               ImageMax, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               1100 East Hector Street, Suite 396
               Conshohocken, PA 19428

Item 2(a)      Name of Person Filing:

               Bruce M. Gillis

Item 2(b)      Address of Principal Business Office:

               1100 East Hector Street, Suite 396
               Conshohocken, PA 19428

Item 2(c)      Citizenship:

               United States of America

Item 2(d)      Title of Class of Securities:

               Common Stock, no par value

Item 2(e)      CUSIP Number:

               45245V 10 1

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not applicable

               (a)  / /  Broker or dealer registered under Section 15 of the
                         Act,

               (b)  / /  Bank as defined in Section 3(a)(6) of the Act,

               (c)  / /  Insurance Company as defined in Section 3(a)(19) of the Act,

               (d)  / /  Investment Company registered under Section 8 of the
                         Investment Company Act,

               (e)  / /  Investment Adviser registered under Section 203 of the
                         Investment Advisers Act of 1940,

               (f)  / /  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

               (g)  / /  Parent Holding Company, in accordance with Rule
                         13d-1(b)(ii)(G); see Item 7,

               (h)  / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4         Ownership.

               (a)  Amount beneficially owned:  295,448

               (b)  Percent of class:  5.3%

               (c)  Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote:  295,448

                    (ii)  Shared power to vote or to direct the vote:  -0-

                    (iii) Sole power to dispose or to direct the disposition
                          of:  295,448

                    (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5         Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person.

               Mr. Gillis holds 8,462 shares as custodian for Claire Solomon Gillis under UGMA and 8,462 shares as custodian for Katherine Tessa Solomon Gillis under UGMA.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable

Item 8         Identification and Classification of Members of the Group.

               Not Applicable

Item 9         Notice of Dissolution of Group.

               Not Applicable

Item 10        Certification.

               Not Applicable


     After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                             Date:  February 11, 1998


                                             /s/ Bruce M. Gillis
                                             ---------------------------
                                             (Signature)


                                             Bruce M. Gillis
                                             ---------------------------
                                             (Name/Title)



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